UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-8422

Issuer: Countrywide Capital IV
                                Countrywide Financial Corporation
                          Countrywide Home Loans, Inc.
Exchange: New York Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

4500 Park Granada, Calabasas CA 91302, (818) 225-3000
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Trust Preferred Securities and Related Guarantees
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

 /   /  17 CFR 240.12d2-2(a)(1)

/   /  17 CFR 240.12d2-2(a)(2)

/   /  17 CFR 240.12d2-2(a)(3)

/   /   17 CFR 240.12d2-2(a)(4)

/   /   Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. [1]

/X/   Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Countrywide Capital IV, Countrywide Financial Corporation and Countrywide Home Loans, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Countrywide Capital IV
October 27, 2008 Date	By: /s/ Paul Lane Name: Paul Lane	Regular Trustee Title

Countrywide Financial Corporation Countrywide Home Loans, Inc.
October 27, 2008 Date	By:/s/ Anne D. McCallion Name: Anne D. McCallion	CFO Title

[1] Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.
SEC 1654 (03-06)